

Mail Stop 4720

May 4, 2016

Via E-mail
Charles M. Johnston
Chairman of the Board and Interim Chief Executive Officer
Hampton Roads Bankshares, Inc.
641 Lynnhaven Parkway
Virginia Beach, VA 23452

> **Re: Hampton Roads Bankshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 7, 2016**
> **File No. 333-210643**

Dear Mr. Johnston:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   With regard to the issuance of stock options, restricted stock and units and warrants in the exchange as described on pages 12 and 208, we note none of these derivative securities are being registered. With a view towards additional disclosure, please advise the staff as to what exemption from registration is being relied upon and the facts supporting the exemption.

Prospectus Cover Page

2.   Please also disclose the value of the merger consideration on an aggregate basis.

Questions and Answers, page 1

3.   Please disclose here, as well as in the Summary, the ownership percentage that Xenith's
        current shareholders will have in the combined company. In this regard we note your
        disclosure in the risk factor on page 33 and Note 25 to your consolidated financial
        statements on page F-69.

Summary, page 10

4.   Please disclose that the merger is subject to each company maintaining adjusted
        shareholders' equity above certain minimum thresholds, the applicable thresholds, and
        how each company's adjusted shareholders' equity is calculated. In this regard we note
        your disclosures on page 233.

Unaudited Pro Forma Condensed Combined Financial Statements, page 19

5.   We note pro forma adjustment F in which you stated that you reversed substantially all of
        the valuation allowance on HRB's net deferred tax ($60.7 million) as of December 31,
        2015 based on management's belief that it is more likely than not that the net deferred tax
        asset will be utilized in future years as a result of the merger. Please address the
        following:

        •   Provide us with a specific detailed accounting analysis that addresses the positive and
            negative evidence you considered in determining the reversal of the valuation
            allowance relating to HRB's remaining deferred tax assets;

        •   Provide us an analysis of the projected taxable income of the combined entity and a
            schedule detailing the amounts and years you expect to realize the benefits from the
            deferred tax assets; and

        •   With regard to your projections of projected taxable income used in your analysis,
            identify the most significant inputs and assumptions, provide a qualitative and
            quantitative discussion of the inputs and assumptions to allow us to fully understand
            your projections, provide specific evidence which supports the inputs and
            assumptions, and provide a sensitivity analysis using reasonably likely alternatives
            for key assumptions.

The Merger

Certain XBKS Unaudited Prospective Financial Information, page 186

6.   Please delete the statement beginning on page 187 that this information is "not being
        included to influence your decision whether to vote in favor of the HRB merger proposal,
        the XBKS merger proposal or any other proposal to be considered at the HRB special

meeting or the XBKS special meeting," and that it is being provided "solely" because it was shared with XBKS's financial advisor. These statements unduly limit a shareholder's reliance on the company's disclosures and are inappropriate.

Certain HRB Unaudited Prospective Financial Information, page 201

7.   Please delete the statement beginning on page 202 that this information is "not being included to influence your decision whether to vote in favor of the HRB merger proposal, the XBKS merger proposal or any other proposal to be considered at the HRB special meeting or the XBKS special meeting," and that it is being provided "solely" because it was shared with your financial advisor. These statements unduly limit a shareholder's reliance on the company's disclosures and are inappropriate.

Hampton Roads Bankshares, Inc.

Notes to Consolidated Financial Statements

Note (20) Income Taxes, page F-60

8.   We note that the reversal of a portion of the deferred tax asset valuation allowance within the fourth quarter of fiscal 2015 was based on future taxable income as noted within ASC 740-10-30. Please provide us with sufficient detailed information which supports your determination of future taxable income and your accounting for the partial reversal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Jacob A. Kling, Esq.